Exhibit 99. (a)(40)

Date           2004/11/11            Page 2            1 / 1

Business Report

Star Business Report

Shareholders will lose if Harmony takes Gold Fields

IAN COCKERILL

In the heated debate surrounding Harmony’s hostile offer, there is a real danger that the basic premise of any all-paper takeover bid is forgotten — does it make sense for the target company’s shareholders to tender their shares in exchange for shares in the bidder? In our case, has Harmony demonstrated that Gold Fields’ shareholders would receive fair value for transferring control of their profitable company to a loss-making one?

     Let us remind ourselves what Harmony is offering: 1.275 Harmony shares and American depositary receipts (ADRs) for each Gold Fields share and ADR. How can we assess whether this is fair value or not? There are a number of ways:

     Firstly, is Harmony trading at its true value or is it overvalued? We believe Harmony to be significantly overvalued. Looking at the net present value (NPV) of the two companies in today’s gold price environment, where gold is fetching less than R85 000 per kilogram, Harmony’s NPV is less than 38 percent of Gold Fields’ NPV.

     So on a straight comparison of current NPVs (even without a control premium), Harmony should be offering well in excess of the current exchange ratio of its shares for each one of Gold Fields. Importantly, that calculation excludes any premium for ceding control of the company.

     Secondly, is the premium sufficient? Where shareholders give up control to a bidder, they normally insist on receiving a significant premium. Looking at global unsolicited bids in excess of $500 million over the last 10 years, the average premium offered was over 40 percent and over 82 percent of hostile bids includes a cash component.

     Thirdly, is there a fair contribution of assets from both sides to justify the 1:1.275 share ratio? Looking at the cash flows and earnings that both companies would contribute to a combined entity, based on 2004 results, Harmony contributes nothing.

     Harmony is loss making and is using its cash up quickly. It is, in fact, not even generating enough cash to cover its interest payments, whereas Gold Fields is in a strong financial position because its operations are profitable and cash generative.

     Finally, is the risk profile of the combined entity worth sacrificing value now for some hoped-for future upside?

     Gold Fields offers investors a South African company with an internationally diversified long life, unhedged and delivering a consistently profitable performance. Harmony is a higher risk play — a suite of largely marginal assets aggressively harvested and aggressively promoted.

     We believe that putting these two differing sets of assets together, particularly under a management with no track record of successful international operations, dulls the shine on Harmony’s racy rand play story and derails Gold Fields’ sustainable high quality earnings strategy.

     Is this a fair offer to Gold Fields shareholders? It is clear why Harmony shareholders might find it attractive.

     However, there is nothing for Gold Fields shareholders who are being asked to part with shares in a profitable company with a proven track record of sustainable growth in exchange for an insufficient number of shares in a loss-making enterprise burning cash and with an urgent need to deal its way out of trouble.

     No cash, no premium — the value argument is clear. Until such a time, Gold Fields investors should protect their value by rejecting the Harmony offer.

☐  Ian Cockerill is the chief executive of Gold Fields and has written exclusively for Business Report.

In the United States, Gold Fields Limited (“Gold Fields”) has filed a Solicitation/Recommendation Statement with the US Securities and Exchange Commission (the “SEC”) on Schedule 14D-9 and holders of the Gold Fields Ordinary Shares and American Depositary Shares are advised to read it as it contains important information. Copies of the Schedule 14D-9 and other related documents filed by Gold Fields are available free of charge on the SEC’s website at http://www.sec.gov. Any documents filed by Harmony Gold Mining Company Limited, including any registration statement on Form F-4 (including any prospectus contained therein) and related exchange offer materials as well as its Tender Offer Statement on Schedule TO, will also be available free of charge on the SEC’s website.